SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6 - K

Report of Foreign Private Issuer Pursuant to

Rule 13a - 16 or 15d United Securities Exchange Act of 1934

For the Month of November 2004

CERAMIC INTERNATIONAL, INC.

( Translation of Registrant's Name Into English )

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

(Exact Name of the registrant as specified in its charter)

Calle 41 ( Avenida Carlos Pacheco ) No. 7200, del Sector 26, C.P. 31060, Chihuahua, Chihuahua, Mexico

Telephone: 011 52 29 11 11

(Address of Principal Executives Offices)

(Indicate by Check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20- F __X__ Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes _____ No ___X___

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82: )

ITEMS INCLUDED

On November 8, 2004 Internacional de Ceramica, S.A. de C.V. ("The Company") is sent the attached notice of a shareholder meeting to the Mexican Bolsa.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

           Jesus Olivas

Jesus A. Olivas

Chief Financial Officer

Date: November 8, 2004.

INTERNACIONAL DE CERAMICA, S.A. DE C.V.

GENERAL EXTRAORDINARY SHAREHOLDERS MEETING

In accordance with the provisions of the Corporate Bylaws, the holders of the Series B, L and D Shares of the capital stock of INTERNACIONAL DE CERAMICA, S.A. DE C.V. (the "Company") are hereby called to a General Extraordinary Meeting which will be held on November 23, 2004 at 11:20 a.m., Chihuahua time, at Av. Carlos Pacheco #7200, Sector 26, Chihuahua, Chihuahua, Mexico, to act on the following :

A G E N D A

Discussion and Approval of certain amendments to the Company's Articles of Incorporation and Bylaws to bring them in conformity with the new Capital Structure to become effective on December 7th, 2004.

Appointment of Special Delegates to implement and enforce the resolutions adopted at the Meeting.

Drafting, reading, and in the event, approval of the minutes of the Meeting.

Chihuahua, Chih., November 6th, 2004.

OSCAR E. ALMEIDA CHABRE

Chairman of the Board

To participate in the Meeting, the Shareholders must obtain an Admission Card from the office of the Secretary of the Company, at Ave. Carlos Pacheco 7200, Chihuahua, Chihuahua, Mexico, no later than 12 noon, Chihuahua time, on November 22nd, 2004. Admission cards will be issued to (i) persons appearing as shareholders of record on the share register maintained by the Company; (ii) persons who deposit their shares with the Secretary of the Company for such purpose; and (iii) persons showing satisfactory evidence of the deposit of shares with a financial institution in Mexico or with S.D. INDEVAL, S.A. DE C.V., INSTITUCION PARA EL DEPOSITO DE VALORES. A Shareholder may appoint a proxy or representative by written power of attorney; provided, however, that powers of attorney for this purpose may not be granted to any member of the Board of Directors.